UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 8 )*

Hemacare Corp. (Name of Issuer)
Common Stock (Title of Class of Securities)
423498104 (CUSIP Number)
John W. Egan N/A 4612 Pine Valley Drive Frisco, TX 75034 214-882-8329 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 20, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 423498104

1.	Names of Reporting Persons. John W. Egan I.R.S. Identification No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 703,300

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 703,300

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person John W. Egan (100%)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 9.04%

14.	Type of Reporting Person IN
Covers purchases made 11/20/03
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Item 1. Security and Issuer Common Stock Hemacare Corporation 21201 Oxnard Street Woodland Hills, Ca. 91367

Item 2. Identity and Background.

(a)	Name: John W. Egan

(b)	Residence or business address: 4612 Pine Valley Drive Frisco, Texas 75034

(c)	Present Principal Occupation or Employment: Management Consultant A. T. Kearney, Inc. 5400 Legacy Drive, B1 A1 01 Plano, Texas 75024

(d)	Criminal Conviction: No Convictions

(e)	Court or Administrative Proceedings: Not subject to any proceeding.

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration: Personal/IRA funds

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

Investment
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
I would consider buying more at attractive prices. I would consider disposition if the future is judged to be less than favorable as an investment.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
None contemplated at this time.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
None contemplated at this time.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
I would be in favor of stregthening the Board of Directors.
(e) Any material change in the present capitalization or dividend policy of the issuer;
None contemplated at this time.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

None contemplated at this time.
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
None contemplated at this time.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

None contemplated at this time.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
None contemplated at this time.
(j) Any action similar to any of those enumerated above.
None contemplated at this time.

Item 5. Interest in Securities of the Issuer.

(a)	703,300 commom shares (9.04%)

(b)	John W. Egan -- 100%

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

6/10/03
6/11/03
6/13/03
6/16/03
7/01/03
7/07/03
7/09/03
7/10/03
8/11/03
8/12/03
8/13/03
8/19/03
8/20/03
8/21/03
8/22/03
8/25/03
8/26/03
8/27/03
8/29/03
9/02/03
9/05/03
9/09/03
9/11/03
9/12/03
9/15/03
9/16/03
9/17/03
10/1/03
10/7/03
10/14/03
11/20/03
10/30/03
11/3/03
11/6/03

Purchased 30,000
Purchased 5,000
Purchased 10,000
Purchased 12,000
Purchased 15,000
Purchased 2,500
Purchased 300
Purchased 6,500
Purchased 20,000
Purchased 10,100
Purchased 23,500
Purchased 2,500
Purchased 2,500
Purchased 2,000
Purchased 5,000
Purchased 800
Purchased 512
Purchased 3,688
Purchased 400
Purchased 7,100
Purchased 100
Purchased 197
Purchased 9,297
Purchased 4,703
Purchased 4,000
Purchased 12,296
Purchased 1,000
Purchased 100
Purchased 326
Purchased 55,000
Purchased 44,500
Purchased 30,000
Purchased 20,278
Purchased 2,800

$0.836
$0.871
$0.880
$0.956
$0.910
$0.942
$0.977
$1.031
$0.950
$0.822
$0.871
$0.801
$0.801
$0.854
$0.813
$0.854
$0.854
$0.854
$0.873
$0.802
$0.900
$0.831
$0.838
$0.752
$0.744
$0.742
$0.758
$0.880
$0.788
$0.866
$0.842
$0.805
$0.786
$0.79

Transactions were done in Rollover IRA account of John W. Egan at Fidelity and personal account at Fiserv.

(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. N/A
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Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2003
By:	/s/ John W. Egan John W. Egan
Title:	Individual

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